Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hello Vacay
3090 Bristol, Suite #255
Costa Mesa, CA 92626
https://hellovacay.com/

Up to $1,069,999.44 in Common Stock at $2.28
Minimum Target Amount: $9,997.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hello Vacay
Address: 3090 Bristol, Suite #255, Costa Mesa, CA 92626
State of Incorporation: CA
Date Incorporated: January 21, 2016

Terms:

Equity

Offering Minimum: $9,997.80 | 4,385 shares of Common Stock
Offering Maximum: $1,069,999.44 | 469,298 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.28
Minimum Investment Amount (per investor): $248.52

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based

$500+ | Tier 1

One Lifetime HelloVacay membership.

$1,000+ | Tier 2

5% bonus shares, one personal Lifetime HelloVacay membership, and one additional Lifetime HelloVacay membership to give a friend or family member.

$2,500+ | Tier 3

7% bonus shares, one personal Lifetime HelloVacay membership, and two additional Lifetime HelloVacay memberships to give friends/family.

$5,000+ | Tier 4

10% bonus shares, one personal Lifetime HelloVacay membership, and three additional Lifetime HelloVacay memberships to give friends/family.

$10,000+ | Tier 5

15% bonus shares, one personal Lifetime HelloVacay membership, and four additional Lifetime HelloVacay memberships to give friends/family.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

HelloVacay will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.28 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $228. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

HelloVacay is a Corporation organized under the laws of the state of California that provides travelers all over the world with access to private and wholesale-priced inventory that has never been widely available before. HelloVacay seeks to reinvent the travel experience through custom technology that offers crypto rewards and benefits in a uniquely engaging way.

HelloVacay creates revenue through membership subscription fees and back-end commissions on travel bookings. Although we have completed a soft launch of our first travel offering with a required user membership fee on an ongoing basis, we believe a ‘freemium model’ will have a very positive impact on attracting new users with the forthcoming technology build. Simply put, non-membership fee-paying members will have more limited access to certain inventory, discounts, and benefits while being reminded of the benefits of becoming a paying member. We are initially focusing on the younger generations inclined to opt for affordable, flexible subscription-based services through technology. HelloVacay’s services are sold across the United States, direct-to-consumer online.

HelloVacay is:

(1) attempting to disrupt the $9.2 trillion global travel and tourism industry with our affordable, flexible subscription-based service geared towards millennial travelers;☒

(2) offering discounts of up to 50% and more off of widely available rates, through our partnership with Priceline;

(3) signing new members up daily after our recent soft launch of HelloVacay Wholesale Travel.

Competitors and Industry

INDUSTRY

The global travel and tourism industry is currently valued at $9.2 trillion. We are initially focusing on the younger generations and millennials makeup 31.5% of the global population with an estimated $200 billion in spending power. More millennials traveled during 2020 than any other age group – 82% traveled compared to 75% of other generations. They also take 69% more weekend trips than other age groups.

Contrary to popular belief, 76.3% of millennials actually prefer to stay in hotels with professional property management rather than short-term rentals like Airbnb.

COMPETITORS

HelloVacay has several competitors in the global travel and tourism market:

TripAdvisor Plus is a subscription-based travel membership that offers discounted rates and benefits. Travala is not a subscription-based membership but offers crypto payments and rewards.

These are examples of travel companies that we view as competitive simply because they offer some of the features we wish to include in the custom technology we will build. However, because neither company combines these features or offers a unique user experience from previous decades, we have good reason to believe that we have a truly unique opportunity in the space.

As a whole, the travel industry has stayed somewhat polarized over the last few decades between two primary ways of booking travel. Online travel agencies provide free access to book public travel with rates that are high and all virtually the same given a specific hotel and dates.

Alternatively, travel clubs can provide expensive access to private rates and benefits but with significant ongoing fees and long-term commitments.

Despite the present competitive landscape, HelloVacay sits in the middle of the two providing affordable and flexible subscription-based access to private travel rates on resort/hotel unsold rooms (with benefits) but without the significant expense and long-term obligation of a travel club—legitimately up 50% off all of the public rates.

Current Stage and Roadmap

CURRENT STAGE

HelloVacay's services are currently on the market and generating sales. Since its inception, HelloVacay has hit a number of important milestones. We started by securing valuable agreements with various resorts and property management agencies that have large amounts of available room nights/inventory. In many cases, these resorts and agencies are willing to accept pennies on the dollar to get these unoccupied rooms rented.

In our opinion, this industry dynamic was created by the migration of many timeshare owners away from long-term obligations and expenses with a need for independent timeshare resorts to offset their respective maintenance fee liabilities.

In 2020, we secured a partnership with Priceline for private membership rates that are not available on the public travel booking sites. Due to this partnership, HelloVacay is able to offer discounts of up to 50% and more off of the agreed-upon rates seen in 'parity pricing' with the known online travel brands.

In 2021, we have initiated a soft launch of the HelloVacay platform where we are able to offer travelers access to these private membership rates with 'Netflix-style' subscription pricing. This launch has been met with hundreds of user sign-ups and excitement in just the first few months.

Although this version 1.0 of our product does not represent the user experience we will be building upon additional funding, it does give us the opportunity to provide the world with an opportunity to start accessing these private, wholesale rates while increasing our user base and brand awareness.

FUTURE ROADMAP

Although HelloVacay has just completed a 'soft launch' of our version 1.0 platform with Priceline, this is not intended to represent the custom technology that we intend to build but rather the first phase as we begin to brand HelloVacay with a proof of concept.

With funds raised, we will be building a unique, custom web platform and mobile application that will allow for multiple sources of private, wholesale-priced inventory, benefits and blockchain-based crypto payments and rewards.

The Team

Officers and Directors

Name: Ryan Beachum

Ryan Beachum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & CEO
  Dates of Service: January 21, 2016 - Present
  Responsibilities: Leadership, management, and strategic furthering of HelloVacay's interests. Ryan currently receives salary compensation of $150K per year and owns 65% equity in the entity.

Name: Brandon Beachum

Brandon Beachum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & COO
  Dates of Service: January 21, 2016 - Present
  Responsibilities: Leadership, management, and strategic furthering of HelloVacay's interests. Brandon does not currently receive salary compensation and owns 35% equity in the entity.

Other business experience in the past three years:

- **Employer:** Positive Head
  Title: Creator & Host
  Dates of Service: May 01, 2015 - Present
  Responsibilities: Positive Head is the critically acclaimed consciousness-elevating podcast that has reached #2 in the 'Spirituality' catergory on iTunes.

Other business experience in the past three years:

- **Employer:** Tell A Vision Studios
  Title: Creator and Host of OptiMystic
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Optimystic is an hour-long variety talk show that showcases the most mind-expansive, transformative, and ultra-relevant breakthroughs and conversations that are steadily growing in demand by our rapidly awakening society.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of one type of service, providing subscription-based wholesale pricing for hotels and resorts. Our revenues are therefore dependent upon the market for travel and leisure.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products

developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on HelloVacay, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on HelloVacay, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our

control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel who are knowledgeable about the alcoholic beverage industry and distribution of alcoholic beverage products is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise as we grow and scale. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

We may face technological challenges
We may discover that the optimal retail price points for elliptical bicycles are below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities

in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the cycling or fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the cycling and fitness categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ryan Beachum	4,750,000	Common Stock	73.08
Brandon Beachum	1,750,000	Common Stock	26.92

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 469,298 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,500,000 outstanding.

Voting Rights

One Vote Per Share. Please see voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $9,900,000.00
Number of Securities Sold: 0
Use of proceeds: Founder Issuance
Date: October 01, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $978,413, a decrease compared to fiscal year 2019 revenue of $1,682,970. The revenue for 2020 was significantly impacted by Covid-19's impact on both the travel industry and consumer sentiment towards non-essential spending. We believe the travel industry is poised for significant growth due to pent-up demand. Projections indicate that the global tourism industry is expected to reach $11.3B by 2025.

https://www.marketwatch.com/press-release/tourism-industry-analysis-market-size-2021---global-industry-share-revenue-growth-prospects-future-strategies-development-status-competitive-landscape-and-forecast-to-2030-2021-09-16?tesla=y

Cost of sales

Cost of sales in 2020 was $327,006, a decrease of approximately $791 from costs of $327,797 in fiscal year 2019. The decrease was minimal largely due to a stable cost of sales across lower volume transactions.

Gross margins

2020 gross profit decreased by $703,766 over 2019 gross profit, and gross margins as a percentage of revenues decreased from 80% in 2019 to 66.5% in 2020. This decrease in performance was caused by Covid-19's impact on the travel industry. Our decreased revenue due to the global pandemic led to decreased margins.

Expenses

The Company's expenses consisting of, among other things, compensation, marketing and sales, and operating expenses decreased $303,901 from 2019. Reduced expenses were a result of a reduction in operating expenses that aligned with the reduction in revenue.

Historical results and cash flows:

The Company is currently in the growth stage and is currently generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our 2020 pivot to this model is much more scalable. Past cash was primarily generated through independent resort marketing and sales. Simply put, our marketing is working at a viable member acquisition cost with healthy margins on revenue generated. There is no ceiling on potential growth given the size of the travel and tourism industry.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2021, the Company has capital resources available in the form of a long-term loan of $2,000,000 from the Small Business Administration.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support technology development and marketing efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 37% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What

expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $83,000 for expenses related to technology development, marketing, and operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years/8months This is based on a current monthly burn rate of $83,000 for expenses related to technology development, marketing and operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including funding from a given blockchain where we will develop.

Indebtedness

- **Creditor:** Small Business Administration
  Amount Owed: $2,000,000.00
  Interest Rate: 3.75%
  Maturity Date: October 22, 2051
  The loan bears an interest rate of 3.75% and has a maturity date of October 22, 2051.

- **Creditor:** American Express
  Amount Owed: $150,000.00
  Interest Rate: 11.0%
  Maturity Date: March 24, 2021

Related Party Transactions

- **Name of Entity:** Brandon Beachum
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During 2019, a loan was taken by shareholder Brandon Beachum in the amount of $63,182.13. The loan was paid this through distributions during 2020.
  Material Terms: This was a personal loan that was paid off in 2020.

Valuation

Pre-Money Valuation: $14,820,000.00

Valuation Details:

The HelloVacay pre-money valuation of $14.8M has been determined in the analysis of a number of key factors:

A management team with a history of success in the travel space

The current HelloVacay executive team previously broke daily vacation rental records in Orlando, FL on the world's 2nd largest online travel agency, Booking.com, were listed twice in the Orange County Business Journal's list of "Fastest Growing Companies", and were also recognized as one of the fastest-growing private companies in all of the US by Inc Magazine.

In just over four years while running ResortShare, the team rented out just under $30 Million worth of resort room nights. Our team also currently includes industry veterans that have held Senior Executive positions with multi-billion dollar travel brands.

Key partnership agreements are currently in place

Our management team's previous success in rental distribution with Booking Holdings has allowed us to reengage with Priceline.com for a new partnership providing HelloVacay with access to heavily discounted, private travel rates that are not available on the public booking sites.

Other documented key partnerships include the 2nd largest global timeshare exchange, Interval International and Grand Pacific Resorts that owns and/or manages roughly 20 vacation resorts primarily in California and Hawaii.

Vacation resort agreements are currently in place

Due in part to the aforementioned key partnerships, HelloVacay is uniquely positioned and currently under active agreements with a number of vacation resorts throughout the US to offer under-utilized, multi-room inventory for pennies on the dollar compared to other travel rate market comps on a given date.

A working model and platform with daily member sign-ups

HelloVacay's annual revenue ramped up to just under $2 Million in 2019 before the Covid pandemic which disproportionately impacted the travel and restaurant industries. With that said, it also created space and a new opportunity to offer subscription-based access to private, wholesale-priced inventory through key new partnerships like Priceline.com.

With the recent soft launch of the version 1.0 web-based platform, HelloVacay already has new, daily member sign-ups that unambiguously signal a tremendous opportunity to build custom technology with other sources of private, heavily discounted inventory and a world-class brand in the $9 Trillion travel and tourism industry.

This pre-money valuation was calculated on a fully diluted basis, the company currently only has one class of stock, no outstanding options and no outstanding convertible securities. The company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.80 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,999.44, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.5%
  We will use these funds to market the launch of our new product.

- *Operations*
  15.0%
  We will use these funds for ongoing legal fees and vendor payments.

- *Working Capital*
  20.0%
  We will use these funds to pay for ongoing overhead expenses such as rent and payroll.

- *Technology*
  36.0%
  We will use these funds to hire more technology HR and to build custom technology.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hellovacay.com/ (https://hellovacay.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hellovacay

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hello Vacay

[See attached]

HELLO VACAY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

Index to Financial Statements

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Hello Vacay
Cosa Mesa, California

We have reviewed the accompanying financial statements of Hello Vacay (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

November 19, 2021
Los Angeles, California

HELLO VACAY
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2020**	**2019**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 218,277	$ 39,156
Accounts receivable—net	-	2,000
Due from related parties		63,182
Prepaids and other current assets	28,621	18,065
Total current assets	**246,898**	**122,403**
Property and equipment, net	30,379	37,431
Security deposit	25,000	25,000
Total assets	**$ 302,277**	**$ 184,834**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 400	$ 800
Credit Card	62,264	58,952
Current portion of loan	263,199	44,009
Other current liabilities	15,988	10,099
Total current liabilities	**341,850**	**113,860**
Long term debt less current maturities	145,000	8,587
Total liabilities	**486,850**	**122,447**
STOCKHOLDERS EQUITY		
Common Stock	-	-
Owner's draw	(799,274)	(633,459)
Retained earnings/(Accumulated Deficit)	614,701	695,845
Total stockholders' equity	**(184,573)**	**62,387**
Total liabilities and stockholders' equity	**$ 302,277**	**$ 184,834**

See accompanying notes to financial statements.

HELLO VACAY
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	978,413	$	1,682,970
Cost of goods sold		327,006		327,797
Gross profit		651,407		1,355,173
Operating expenses				
General and administrative		888,807		1,173,098
Sales and marketing		17,671		37,282
Total operating expenses		906,478		1,210,379
Operating income/(loss)		(255,071)		144,793
Interest expense		100		-
Other Loss/(Income)		(177,000)		-
Income/(Loss) before provision for income taxes		(78,171)		144,793
Provision/(Benefit) for income taxes		2,974		5,613
Net income/(Net Loss)	**$**	**(81,145)**	**$**	**139,180**

See accompanying notes to financial statements.

HELLO VACAY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Owner's draw	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2018	**100,000**	**$ -**	**$ (441,727)**	**$ 556,665**	**$ 114,938**
Onwers' draw			(191,732)		(191,732)
Net income/(loss)				139,180	139,180
Balance—December 31, 2019	100,000	-	(633,459)	$ 695,845	**$ 62,387**
Onwers' draw			(165,815)		(165,815)
Net income/(loss)				(81,145)	(81,145)
Balance—December 31, 2020	100,000	**$ -**	**$ (799,274)**	**$ 614,701**	**$ (184,573)**

See accompanying notes to financial statements.

HELLO VACAY
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(81,145)	$	139,180
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		7,052		7,052
Changes in operating assets and liabilities:				
Accounts receivable		2,000		(2,000)
Prepaid expenses and other current assets		(10,556)		(4,344)
Security deposit				10,496
Due from related parties		63,182		(63,182)
Accounts payable and accrued expenses		(400)		
Credit Cards		3,312		13,541
Other current liabilities		5,889		(13,868)
Net cash provided/(used) by operating activities		**(10,666)**		**86,876**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Loans and Notes		355,602		11,217
Capital distribution		(165,815)		(191,732)
Net cash provided/(used) by financing activities		**189,787**		**(180,515)**
Change in cash		179,121		(93,639)
Cash—beginning of year		39,156		132,795
Cash—end of year	**$**	**218,277**	**$**	**39,156**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	100	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Hello Vacay was incorporated on January 21, 2016 in the state of California. The financial statements of Hello Vacay (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Casa Mesa, California.

In partnership with Priceline, HelloVacay offers an affordable membership-based subscription platform to give all travelers access to private, discounted hotel rates. HelloVacay has relationships with resorts in the timeshare sector and is uniquely positioned for future plans of robust accommodation options and innovative technology.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Office Equipment	5- 7 years
Furnitures and fixtures	5- 7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Hello Vacay is a S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the membership-based subscription that comes from travelers.

Cost of sales

Costs of goods sold include mostly merchant fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $17,671 and $37,282 which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 19, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Coinbase Investments	13,721	13,721
Escrow Account	14,900	4,344
Total Prepaids Expenses and other Current Assts	**$ 28,621**	**$ 18,065**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Escrow Fees Payable	4,990	3,735
Payroll Liabilities	4,195	6,364
Payroll tax payments deferred	6,802	
Total Other Current Liabilities	**15,988**	**10,099**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,		2020		2019
Office Equipment	$	12,111	$	12,111
Furnitures and fixtures		37,255		37,255
Property and Equipment, at Cost		**49,366**		**49,366**
Accumulated depreciation		(18,987)		(11,935)
Property and Equipment, Net	**$**	**30,379**	**$**	**37,431**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $7,052 and $7,052 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares with no par value. As of December 31, 2020, and December 31, 2019, 100,000 shares have been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Loan Fee	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Equipment Finance Agreement -Partners Capital	$ 40,350		$ 2,742	7/27/2018	7/27/2021	$ 914	$ 914	$ 8,587	$ -	$ 8,587
Kabbage Loan	$ 175,300	$ 17,913		2019, 2020	2021	$ -	$ -	$ 116,815	$ -	$ 116,815
Amex Merchant Financing	$ 150,000	$ 16,500		3/25/2020	3/24/2021			$ 132,796	$ -	$ 132,796
SBA EIDL Loan	$ 150,000		3.75%	9/6/2020	9/6/2050	$ 5,625	$ 5,625	$ 5,000	$ 145,000	$ 150,000
Total						$ 6,539	$ 6,539	$ 263,199	$ 145,000	$ 408,199

	For the Year Ended December 2019					
Debt Instrument Name	Interest Expense	Loan Fee	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Equipment Finance Agreement -Partners Capital	$ 914	$ 914	$ 914	$ 7,342	$ 8,587	$ 15,930
Kabbage Loan		$ 8,400		$ 36,667		$ 36,667
Amex Merchant Financing						
SBA EIDL Loan						
Total	$ 914		$ 914	$ 44,009	$ 8,587	$ 15,930

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 263,199
2022	5,000
2023	5,000
Thereafter	135,000
Total	**$ 408,199**

7. RELATED PARTY

During 2019, a loan was taken by shareholder Brandon Beachum in the amount of $63,182.13. The loan was paid this through distributions during 2020.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	153,162
2022		158,508
2023		164,070
Thereafter		97,643
Total future minimum operating lease payments	**$**	**573,383**

Rent expense was in the amount of $92,580 and $125,150 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through November 19, 2021 the date the financial statements were available to be issued.

On September 9, 2021, 9,900,000 shares were issued. Ryan Beachum and Brandon Beachum changed their equity split to 65:35 (previously 50:50) with an additional 3.5M shares available

On October 1, 2021, the company converted from a California S Corp into a California C Corp. The Corporation is authorized to issue 10,000,000 shares of Common stock at no par value. The total numbers of outstanding shares of the corporation is 100,000.

On October 22, 2021, the company received a loan from SBA in the amount of $1,500,000. The loan bears an interest rate of 3.75% and has maturity date on October 22, 2051.

On October 29, 2021, the company paid off Kabbage loan with an outstanding balance of $116,815 as of December 31, 2020.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

HelloVacay

Journey on. Wander free.


Say Hello to Wholesale Travel

Website | Costa Mesa, CA | TRAVEL/TOURISM

In an industry that has gone largely unchanged in the last 20 years, HelloVacay seeks to reinvent the travel experience. HelloVacay provides travelers all over the world with access to private and wholesale-priced inventory that we believe has never been widely available before. Through custom technology, we will be able to offer crypto rewards and benefits in a uniquely engaging way.

$4,504 raised

8 Investors	$14.8M Valuation
$2.28 Price per Share	$248.52 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 6 | Comments | Follow

Reasons to Invest

- We hope to disrupt the $9.2 trillion global travel and tourism industry with our affordable, flexible subscription-based service geared towards millennial travelers. Users earn cryptocurrency travel rewards with real-world value.
- Through our partnership with Priceline, we are able to offer discounts of up to 50% and more off of widely available rates.
- After our recent soft launch of HelloVacay Wholesale Travel, we already have new members signing up daily.

OVERVIEW

Rewards

Get rewarded for investing more into HelloVacay:

$248+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Tier 1
One Lifetime HelloVacay membership.

Unheard-Of Access to Private, Wholesale Travel Rates

Discounted travel rates have not usually been made available to the general public and have always been reserved for bulk wholesalers or expensive travel clubs—until now.

For one of the first time, thanks to our partner Priceline's power to negotiate deep discounts, HelloVacay can give our members access to these private, wholesale rates of up to 50% off of many of the same hotels and resorts you used to pay retail booking rates for.


Discounted travel rates have not usually been made available to the general public and have always been reserved for bulk wholesalers or expensive travel clubs –
Until Now.

Our team is made up of industry veterans and experts that have a track record of success. We are uniquely positioned to access other wholesale-priced, multi-room inventory with a number of resorts and property management agencies that are already under contract.


We are uniquely positioned to access other wholesale-priced, multi-room inventory

Though we have just done a soft launch of HelloVacay Wholesale Travel, we already have new members signing up daily. In addition, we plan to bring cryptocurrency rewards to lead the industry towards a future powered by decentralized blockchain technology.


Though we have just done a soft launch of HelloVacay Wholesale Travel, we already have new members signing up daily.

We want to lead a movement of change in the travel industry, which has gone largely unchanged for the last 20 years. Join us in building a new, exciting way to travel with access to private, wholesale-priced inventory not previously available.

THE PROBLEM

Limited Access to Deals Makes Traveling Unaffordable

$1,000+
Investment
Tier 2
5% bonus shares, one personal Lifetime HelloVacay membership, and one additional Lifetime HelloVacay membership to give a friend or family member.

$2,500+
Investment
Tier 3
7% bonus shares, one personal Lifetime HelloVacay membership, and two additional Lifetime HelloVacay memberships to give friends/family.

$5,000+
Investment
Tier 4
10% bonus shares, one personal Lifetime HelloVacay membership, and three additional Lifetime HelloVacay memberships to give friends/family.

$10,000+
Investment
Tier 5
15% bonus shares, one personal Lifetime HelloVacay membership, and four additional Lifetime HelloVacay memberships to give friends/family.

In 2019, 52% of Americans planned to take a summer vacation. Of those that had no vacation plans, 60% cited lack of affordability as their reason.

In addition, most people that do not work in the travel and tourism industry are frustrated when trying to find deals because all the nightly rates look virtually the same on all of the public booking sites.



In 2019, 52% of Americans planned to take a summer vacation.
Of those that had no vacation plans
60%
cited lack of affordability as their reason

(Source)

This is due to an industry practice known as 'parity pricing' which is an agreement between online travel agencies and hotels to make sure there are not cheaper prices elsewhere. Simply put, it has the impact of price-fixing on the rates the average traveler has the ability to access.



This is due to an industry practice known as 'parity pricing'
which is an agreement between online travel agencies and hotels to make sure there are not cheaper prices elsewhere.

Travelers can also opt for a timeshare or travel club to access private rates, but it will likely cost them thousands of dollars in upfront and ongoing maintenance/membership fees yearly along with onerous, long-term commitments.

THE SOLUTION

A Subscription-Based Travel Platform

HelloVacay offers the world the private membership rates and benefits of a travel club without the large initial and ongoing expense or long-term obligation.

We are starting with the private rates provided by our partner, Priceline, and will source other highly discounted inventory and travel-related benefits. Ultimately, HelloVacay will be an aggregate of curated, wholesale-priced inventory.


HelloVacay offers the world the private membership rates and benefits of a travel club
without the large initial and ongoing expense or long-term obligation.
$849
$241
Book Now
$639
$302
Book Now

To join, a new member signs up for an annual membership with recurring billing. Then, members can search our private deals for hotels, car rentals, or flights.


To join, new members sign up for an annual membership with recurring billing
SIGN UP
USERNAME
****

We believe that the combination of a small amount of consumer money spent to access unparalleled value will create brand loyalty that has never before been achieved by public booking sites.

We Have Deals That Are Not Publicly Available

We access private rates through our partnership with Priceline, which allows us to find availability for our customers up to 60% less than their normal online cost.


60% less
than normal
online cost
powered by
priceline.com
We access private rates through our partnership with Priceline
DEALS

Additionally, we are currently contracted with a number of timeshare resorts throughout the US to offer vast amounts of under-utilized multi-room inventory for pennies on the dollar compared to other market comps on a given date.


Additionally, we are currently contracted with a number of timeshare resorts throughout the US

This coupled with the ability to bundle in travel-related benefits and cryptocurrency rewards will result in the ultimate, affordable travel subscription.

Our Subscription Model

HelloVacay creates revenue through membership subscription fees and back-end commissions on travel bookings. Although we have completed a soft launch of our first travel offering with a required user membership fee on an ongoing basis, we believe a 'freemium model' will have a very positive impact on attracting new users with the forthcoming technology build.


HelloVacay creates revenue through membership subscription fees and back-end commissions on travel bookings.
BOOKED!

Simply put, non-membership fee-paying members will have more limited access to certain inventory, discounts, and benefits while being reminded of the benefits of becoming a paying member.

THE MARKET

Targeting a High-Spending Segment in a Massive Industry

Currently, the global travel and tourism industry is valued at [$9.2 trillion](). We are initially focusing on the younger generations inclined to opt for affordable, flexible [subscription-based services]() through technology.


Currently, the global travel and tourism industry is valued at
$9.2 trillion

(Source)

Millennials make up 31.5% of the global population with an estimated $200 billion in spending power. More millennials traveled during 2020 than any other age group – 82% traveled compared to 75% of other generations. They also take 69% more weekend trips than other age groups.


Millennials make up 31.5% of the global population with an estimated
$200 billion
in spending power
More millennials traveled during 2020 than any other age group
82%
Millenials
75%
Other age groups

(Source 1 and Source 2)

Contrary to popular belief, 76.3% of millennials actually prefer to stay in hotels with professional property management rather than short-term rentals like Airbnb.

92% of millennials also currently have an active subscription service and 70% of all adults would rather subscribe than pay the maintenance cost of owning something.

Our Unique Approach

The travel industry has stayed somewhat polarized over the last few decades between two primary ways of booking travel:

1. **Online travel agencies** provide free access to book public travel with rates that are high and all virtually the same given a specific hotel and dates.
2. **Travel clubs** provide expensive access to private rates and benefits but with significant ongoing fees and long-term commitments.


The travel industry has stayed somewhat polarized over the last few decades between two primary ways of booking travel:
Online travel agencies
Travel clubs

HelloVacay sits in the middle of the two strategies by providing affordable and flexible subscription-based access to private travel rates on unsold rooms without the significant expense and long-term obligation of a travel club.

In doing so, we offer rates legitimately up to 50% off that are not publicly available.

OUR TRACTION

Exclusive Partnerships and a Successful Soft Launch

Since its inception, HelloVacay has hit a number of important milestones. We started by **securing valuable agreements** with various resorts and property management agencies that have large amounts of available room nights/inventory. In many cases, these resorts and agencies are willing to accept pennies on the dollar to get these unoccupied rooms rented.



Since its inception, HelloVacay has hit a number of important milestones.
We started by securing valuable agreements with various resorts and property management agencies that have large amounts of available room nights/inventory.

In 2020, we secured a **partnership with Priceline** for private membership rates that are not available on the public travel booking sites. Due to this partnership, HelloVacay is able to offer discounts of up to 50% and more off of the agreed-upon rates seen in 'parity pricing' with the known online travel brands.



In 2020, we secured a partnership with Priceline
for private membership rates that are not available on the public travel booking sites.
VIP

In 2021, we have initiated a **soft launch** of the HelloVacay platform where we are able to offer travelers access to these private membership rates with 'Netflix-style' subscription pricing. This launch has been met with **hundreds of user sign-ups** and excitement in just the first few months.



In 2021, we have initiated a soft launch of the HelloVacay platform
where we are able to offer travelers access to these private membership rates with 'Netflix-style' subscription pricing.

Although this version 1.0 of our product does not represent the user experience we will be building upon with additional funding, it does give us the opportunity to provide the world with an opportunity to start accessing these private, wholesale rates while increasing our user base and brand awareness.

WHY INVEST

Changing the Way We Travel

After roughly two decades of the same old user experience and public rates with online travel agencies, it's time for something new. For way too long, the world has been paying retail rates when travelers could be paying wholesale prices for private inventory that includes amazing destinations and unique stays all over the world.


Hello
VACAY
HelloVacay's vision is to offer all travelers membership-based access to various forms of private, wholesale-priced inventory and travel club-style benefits that were previously inaccessible.

HelloVacay's vision is to offer all travelers membership-based access to various forms of private, wholesale-priced inventory and travel club-style benefits that were previously inaccessible.

Combine this with a truly unique user experience that includes blockchain-based cryptocurrency travel rewards with real-world value and you will find yourself as an early investor in what becomes the next generation of travel.

Join us as we become the world's most flexible and affordable travel club.

Meet Our Team



Ryan Beachum

Director & CEO

Ryan Beachum is the co-founder of HelloVacay, a membership-based subscription travel platform. Through a partnership with Priceline, HelloVacay offers private, discount hotel rates.



Brandon Beachum

Director & COO

Brandon Beachum is the co-founder of HelloVacay, a membership-based subscription travel platform. Through a partnership with Priceline, HelloVacay offers private, discount hotel rates.



Tracy Norred

Operations

Tracy Norred has spent the last 10 years working closely with timeshare owners and resorts. She has a wide breadth of knowledge of the travel and timeshare industries, and handles company operations for HelloVacay.



Mohamed Omar

Accounting

Mohamed Omar, a Certified Public Accountant and Advanced Quickbooks Proadvisor, runs accounting for HelloVacay.



Matthew Post

Technology

Matthew Post is widely experienced in IT, SEO, and web development, and facilitates HelloVacay's technology advancement.



Daniel Villalobos

Design

Daniel Villalobos has a family background in fine art and illustration, studies in advertising and graphic design, and many years of experience applying his eye for style and color to varied projects in the field. He formulates and executes the HelloVacay vision.



Masha Mahdavi

Marketing

Masha Mahdavi, a highly analytical marketing leader with 10 years of digital marketing experience, oversees marketing for HelloVacay.

Offering Summary

Company	Hello Vacay
Corporate Address	3090 Bristol, Suite #255, Costa Mesa, CA 92626
Offering Minimum	$9,997.80
Offering Maximum	$1,069,999.44
Minimum Investment Amount (per investor)	$248.52

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	4,385
Maximum Number of Shares Offered	469,298
Price per Share	$2.28
Pre-Money Valuation	$14,820,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based

$500+ | Tier 1

One Lifetime HelloVacay membership.

$1,000+ | Tier 2

5% bonus shares, one personal Lifetime HelloVacay membership, and one additional Lifetime HelloVacay membership to give a friend or family member.

$2,500+ | Tier 3

7% bonus shares, one personal Lifetime HelloVacay membership, and two additional Lifetime HelloVacay memberships to give friends/family.

$5,000+ | Tier 4

10% bonus shares, one personal Lifetime HelloVacay membership, and three additional Lifetime HelloVacay memberships to give friends/family.

$10,000+ | Tier 5

15% bonus shares, one personal Lifetime HelloVacay membership, and four additional Lifetime HelloVacay memberships to give friends/family.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

HelloVacay will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.28 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $228. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Member Feedback

6 days ago


What Others are Saying About Us
"Just booked our Christmas trip to Canada on HelloVacay. Best prices we ever paid. It's typically an arm and a leg and thanks to HelloVacay, we only paid an arm! THANK YOU!"
—Laura, California

2022 Travel Forecast

14 days ago

We are pleased to see, and experience for ourselves, travel accelerating after it was so heavily constricted in 2020.

In late 2021, the World Travel & Tourism Council (WTTC) estimated that the United States could experience year-over-year growth of 35.6% in 2021. This New Year is looking even brighter, and the WTTC estimates that the 2022 United States travel sector could grow by another 28.4% and exceed pre-pandemic levels.

Invest today and join the team that is reinventing the travel experience.

Source: https://wttc.org/News-Article/US-Travel-Tourism-Rebounds-in-2021-May-Surpass-Pre-Pandemic-Levels-in-2022

2021 Highlights and New Year wishes

19 days ago

All of us at HelloVacay would like to wish you and your loved ones a happy, healthy, and prosperous New Year.

Although we are very focused on 2022 and the future, here's a quick look at 2021:

- Soft launch of HelloVacay: Version 1.0 of our travel platform launched offering private hotel rates in partnership with Priceline.
- Marketing: After our soft launch we began having members sign up daily and book travel.
- Launched StartEngine campaign: We launched our crowdfunding campaign on StartEngine and want to warmly welcome our Early Bird investors.
- Blockchain development in progress: Functional architecture and requirements were drafted and we have meetings scheduled with development teams.

Invest early and join the team that is reinventing the travel experience.

The Subscription Economy

21 days ago

Do you have subscriptions? A gym membership? Netflix? Spotify? Razors? Meat or produce?

The millennial generation is leading the charge, with 92% having an active subscription. Subscriptions make it easy and affordable for consumers to access goods and services, and allow for a mental shortcut in today's busy world.

Businesses like ours love that subscription payments can create a higher lifetime customer value than a single entry transaction. The savings of a low subscription cost can attract more customers, and the cash flow is predictable.

We consider subscription based memberships to be a win-win.

Join us today in creating a win-win. There is still time to get 5% extra Early Bird bonus shares.

Source: https://www.mytotalretail.com/article/merchants-take-note-millennials-are-driving-the-subscription-economy/

The HelloVacay Vision

26 days ago

HelloVacay's vision is to offer all travelers membership-based access to various forms of private, wholesale-priced inventory and travel club-style benefits that were previously inaccessible.

Combine this with a truly unique user experience that includes blockchain-based cryptocurrency travel rewards with real-world value and you will find yourself as an early investor in what becomes the next generation of travel.

Join us as we become one of the world's most flexible and affordable travel clubs. Be sure to **follow us and invest early**, and join the team that is reinventing the travel experience.

Launch Announcement

28 days ago

HelloVacay is thrilled to announce that our StartEngine campaign is live and accepting investors!

HelloVacay seeks to reinvent the travel experience. We provide travelers all over the world with access to private and wholesale-priced inventory that we believe has never been widely available. We aim to create a custom platform that broadens the types of accommodations that we offer, and we have big ambitions to bring decentralization and cryptocurrency to travel!

Thank you to everyone who invested in our Friends and Family Early Bird phase. We are still in the Super Early Bird phase and encourage potential investors to take advantage of the 10% bonus shares that are currently available!

Invest early and join the team that is reinventing the travel experience.

END OF UPDATES

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Ryan: The word ‘wholesale’ probably makes you think of big box warehouses and free chimichanga samples—but in the travel industry that hit $9.2 trillion in 2019, ‘wholesale’ is a dirty word.

These days, online travel agencies and hotels agree on fixed prices across the board for their consumers. If you want to pay less to travel, you could end up paying more for expensive travel clubs. Doesn’t make much sense, does it? And wholesaling these rates to the public? Forget it.

It’s time for a change. HelloVacay is the subscription-based travel platform that makes private, wholesale prices accessible through our less than $9 monthly membership.

We’re able to give our members up to 60% off through partnerships with companies like Priceline, and contracts with resorts and property agencies.

Millennials spent $200 billion on travel in 2018, but so many still don’t travel due to high costs. Imagine the growth if we were able to expand affordability.

Our executive team of industry veterans is economizing awesome travel experiences, modernizing booking, and disrupting an industry that we believe hasn’t seen meaningful change in 20 years. We have the skills, and we have the relationships.

In the near future, we’re looking to develop a custom mobile app with multiple, curated sources of inventory—like timeshares, rental cars, and flights—paired with a truly engaging UX.

And with large, sluggish travel companies struggling to catch up, HelloVacay will have a striking opportunity—being one of the first-movers on travel crypto payments and rewards with real-world value. HelloVacay is bringing travel back.

Help us bulldoze cost prohibitive rates and enable the next generation of wanderers to explore our beautiful world.

Join us as an investor today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

3864373

ARTS-GS	Articles of Incorporation of a General Stock Corporation

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

- A **$100** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form or document.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form*, you should consult with a private attorney for advice about your specific business needs.

FILED
Secretary of State
State of California
JAN 21 2016

ICC

This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

Corporate Name (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is HELLO VACAY

Corporate Purpose

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may **not** list your own corporation as the agent. **Do not** list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

③ a. TIM MCFARLIN
Agent's Name

b. 4 PARK PLAZA #1025 — IRVINE — CA 92614
Agent's Street Address (if agent is ***not*** *a corporation) - Do not list a P.O. Box — City (no abbreviations) — State — Zip*

Corporate Addresses

④ a. 1360 REYNOLDS AV #120 — IRVINE — CA 92614
Initial Street Address of Corporation - Do not list a P.O. Box — City (no abbreviations) — State — Zip

b.
Initial Mailing Address of Corporation, if different from 4a — City (no abbreviations) — State — Zip

Shares (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Business Oversight. For more information, go to www.dbo.ca.gov or call the California Department of Business Oversight at (866) 275-2677.)

⑤ This corporation is authorized to issue only one class of shares of stock.
The total number of shares which this corporation is authorized to issue is 100000.

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.

[signature] — MICHAEL A. SHANN
Incorporator - Sign here — *Print your name here*

Make check/money order payable to: **Secretary of State**
Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.

By Mail	***Drop-Off***
Secretary of State Business Entities, P.O. Box 944260 Sacramento, CA 94244-2600	Secretary of State 1500 11th Street, 3rd Floor Sacramento, CA 95814

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

The undersigned certify that:

1. They are the President and Secretary, respectively, of Hello Vacay, a California Corporation with California Entity Number 3864373.

2. Article 5 of the Articles of Incorporation of this corporation is amended to read as follows:

   This corporation is authorized to issue only one class of shares of stock.
   The total number of shares which this corporation is authorized to issue is: 10,000,000.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is: 100,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

DATE: October 1, 2021

Ryan Beachum, President

Brandon Beachum, Secretary